ESCO Technologies Inc.
9900A Clayton Road
St. Louis, Mo 63124-1186
314-213-7246 Ph
314-213-7250 Fax
www.escotechnologies.com

March 8, 2010

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

Re:	ESCO Technologies Inc.(the Company)
Form 10-K for the year ended September 30, 2009
Filed November 30, 2009
Commission File No. 1-10596

Dear Mr. Spirgel,

This letter will confirm our conversation this morning with Mr. Littlepage requesting an additional 10 business days to complete our response and propose to submit our response on or before April 1, 2010.

ESCO Technologies Inc. (the "Company") hereby acknowledges receipt of your letter dated March 4, 2010 regarding the Company's Form 10-K Annual Report for the fiscal year ended September 30, 2009.

In response to your letter, the Company is preparing a written response supporting its accounting treatment and related disclosures. In order for us to develop and prepare the relevant information, we are requesting an additional 10 business days to complete our response and propose to submit our response on or before April 1, 2010. Our internal counsel responsible for the proxy is out of the country for the next 12 business days and we would prefer to have him involved in the response. We appreciate your understanding in this matter.

Please acknowledge agreement to our request to respond by April 1, 2010 by notification to the undersigned via fax (314-213-7250) or e-mail (muenster@escotechnologies.com).

Very truly yours,

Gary E. Muenster
Executive Vice President
and Chief Financial Officer

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